UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of November, 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                        23 November 2006

                                   BioProgress plc

                                   Partner Update

                  "Restructuring of licence agreements with FMC"

London,  UK, 23 November 2006,  BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG;  NASDAQ:  BPRG), the speciality  pharma and healthcare  company,  is pleased to  announce  an update on its  agreement  with  licensing  partner  FMC
Corporation  ("FMC")  for  its  NRobe(TM)  technology,  an  oral  drug  delivery technology.

BioProgress  has signed binding Heads of Agreements to restructure  its existing arrangements  with its  licensing  partner  FMC  Corporation  for the  NRobe(TM)
technology.  Both parties expect to reach a final agreement on the restructuring by the end of December, 2006.

This   restructuring   will  facilitate  the  launch  of  NRobe(TM)  with  major
pharmaceutical  companies on a  development  and  milestone  basis.  The markets covered by these development and milestone  agreements include  combination drug therapies and large molecules and other difficult to formulate oral dosing.

The Drug Delivery  System (DDS) market is expected to grow 7-9% per annum,  from
$88 billion in 2005 to $135 billion in 2010 with over 25% of the market being in oral delivery (Datamonitor and other sources).

As part of the new agreement,  BioProgress will earn a portion,  up to a maximum of 20% of all milestone  and royalty  income  received by FMC on  commercialised
NRobe(TM) products and supply film, dependent upon agreed performance  criteria.
BioProgress   has  agreed  to  support  the  development  and  scale-up  of  the commercial-scale NRobe(TM) equipment.

In addition,  the parties have agreed to explore  opportunities that would allow
BioProgress to utilise the NRobe(TM)  technology for its own developed  products that will be marketed by the Company's  pharmaceutical  products division,  Dexo
BioPharm.

The NRobe(TM) system is a broad-based technology which enhances the stability of existing drugs and is applicable to both small and large molecules.

Richard Trevillion, Chief Executive Officer of BioProgress, said:
"The new  arrangements  with our partner FMC  provide an exciting  platform  for growth  within both  organisations.  As the scope for the  NRobe(TM)  system has developed and its  applicability  widened,  it has become clear that the ability for the combined skill sets within FMC and BioProgress to be leveraged to create higher  value both in the short and longer  term has been  enhanced.  It is also exciting for the Company to be evaluating  opportunities  in its own development
programmes   with  this  unique  enabling   delivery   system."

For  further information:

BioProgress Plc                                    + 44 (0) 20 7098 9880
Richard Trevillion, CEO
Steve Martin, CDO

Buchanan Communications                            + 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress
BioProgress  plc  is  an  innovative  specialty  pharmaceutical  and  healthcare business  based around its platform  technologies  in polymer and film  systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application  within 24 patent families and has product  development  agreements  and strategic  alliances  with several  global companies.  As a virtually integrated  business,  BioProgress has acquired sales and marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The  business  continues  to develop  innovative delivery mechanisms using its XGEL(TM) polymer technology, replacing the need to use  animal-derived  gelatine in  pharmaceutical  and healthcare  products.  For further information please go to www.bioprogress.com

About NRobe(TM)
NROBE(TM)  provides a new solid oral dose form to the  pharmaceutical  industry.
The technology  consists of a process,  equipment and film to produce  NROBE(TM)
dosage forms.  The active  pharmaceutical  ingredient and excipients are lightly compressed  and  enrobed  between  two films and sealed to provide a  compacted, coated  dosage  form.  FMC is the  exclusive,  worldwide  licensee of  NROBE(TM)
technology  from  BioProgress  and  responsible  for the  commercialisation  and continuing  development  of the  technology.  Potential  benefits  of  NROBE(TM)
include: its elegant presentation of compression-sensitive or moisture-sensitive formulations,  improved  dissolution  versus  conventional  oral  dosage  forms, reduced  dependence on  problematic  excipients,  reduced  formulation  time and improved manufacturing efficiencies, all-in-one process.

Forward-Looking Information
The Ordinary  Shares of BioProgress  plc are registered  under the US Securities and Exchange Act of 1934. To the extent that this announcement  contains certain
"forward-looking  statements"  within  the  meaning  of the  Private  Securities
Litigation  Reform Act of 1995,  this paragraph  applies.  These  statements are based on management's  current  expectations  and are subject to uncertainty and
changes  in   circumstances.   Actual  results  may  vary  materially  from  the
expectations  contained in the forward-looking  statements.  The forward-looking statements in this release include  statements  addressing  future financial and operating  results and the timing and benefits of the  reorganisation.  Detailed information  about  factors  pertinent to the business of the company that could cause actual  results to differ is set forth in the  Company"s  filings with the
Securities and Exchange  Commission.  The Company is under no obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking statements  whether as a result of new information,  future events or otherwise.
This  announcement is for  information  only and does not constitute an offer or invitation to acquire or dispose of any  securities or  investment  advice.  The
distribution  of  the  announcement   and/or  issue  of  securities  in  certain
jurisdictions  may be  restricted  by law.  Persons into whose  possession  this announcement  comes are required to inform  themselves about and to observe such restrictions.
END

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: November 23, 2006